SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

NxStage Medical, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

67072V103
(CUSIP Number)

John A. Willett, Esq.
Arnold & Porter LLP
399 Park Avenue
New York, New York 10022-4690
      Tel No. (212) 715-1001
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

October 31, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 67072V103

1.	Names of Reporting Persons	David S. Utterberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	United States

Number of	7. Sole Voting Power		4,510,685*
Shares Bene-
ficially Owned	8. Shared Voting Power		0
By Each
Reporting	9. Sole Dispositive Power		4,510,685*
Person With
	10. Shared Dispositive Power		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,510,685*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.6%

14.	Type of Reporting Person (See Instructions)	IN

* Includes (i) an option to purchase 14,000 shares of Common Stock at an exercise price of $5.39 per share, which option is immediately exercisable as of the date hereof and expires May 28, 2013 (the “2013 Option”), (ii) an option to purchase 14,000 shares of Common Stock at an exercise price of $3.38 per share, which option is immediately exercisable as of the date hereof and expires May 27, 2014 (the “2014 Option”), (iii) an option to purchase 14,000 shares of Common Stock at an exercise price of $13.88 per share, which option is immediately exercisable as of the date hereof and expires May 26, 2015 (the “2015 Option”), (iv) an option to purchase 14,000 shares of Common Stock at an exercise price of $18.55 per share, which option is immediately exercisable as of the date hereof and expires May 25, 2016 (the “2016 Option”), and (v) an option to purchase 15,272 shares of Common Stock at an exercise price of $14.99 per share, which option is immediately exercisable as of the date hereof and expires May 24, 2017 (the “2017 Option” and collectively with the 2013 Option, the 2014 Option, the 2015 Option and the 2016 Option, the “Options”).

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The information in this Amendment No. 9 to Schedule 13D (this “Ninth Amendment”) supplements and amends, but is not a complete restatement of, Amendment No. 3 to Schedule 13D (the “Original Schedule 13D”) filed by David S. Utterberg with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2010 relating to the common stock, par value $0.001 per share (the “Common Stock”), of NxStage Medical, Inc. (the “Company”), as amended by Amendment No. 4. to Schedule 13D filed with the SEC on May 21, 2010, Amendment No. 5 to the Schedule 13D filed with the SEC on August 3, 2010, Amendment No. 6 to the Schedule 13D filed with the SEC on September 27, 2010, Amendment No. 7 to the Schedule 13D filed with the SEC on October 29, 2010 and Amendment No. 8 to the Schedule 13D filed with the SEC on August 15, 2011 (the Original Schedule 13D, as so amended, the “Schedule 13D”).  This Ninth Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.  Capitalized terms used in this Ninith Amendment but not otherwise defined have the meaning ascribed to them in the Schedule 13D.  The Schedule 13D is supplemented and amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As more fully described under Item 4 below, on October 1, 2007 pursuant to the Stock Purchase Agreement (as defined below), the Company acquired from Mr. Utterberg (x) all of the issued and outstanding shares of each of Medisystems Services Corporation and Medisystems Corporation, (y) 90% of the issued and outstanding shares of Medisystems Europe S.p.A. (the remaining equity of which is held by Medisystems Corporation) and (z) 0.273% of the issued and outstanding equity participation of Medimexico s. de R.L. de C.V. (the remaining equity of which is held by Medisystems Corporation), and Mr. Utterberg acquired 6,500,000 shares of Common Stock (the “Purchased Shares”).

In addition, Mr. Utterberg is a non-employee member of the board of directors of the Company, and pursuant to the Company’s prior and current non-employee director compensation policies, non-employee directors are entitled to certain cash compensation and may elect to receive shares of Common Stock in lieu of cash compensation payable pursuant to the applicable non-employee director compensation policy.  Payments of Common Stock in lieu of cash compensation are made quarterly in the amount of the total cash compensation earned by a non-employee director during such quarter divided by the closing price of the Common Stock on the last trading day of the quarter.

Mr. Utterberg elected to receive shares of Common Stock in lieu of cash compensation payable pursuant to the applicable non-employee director compensation policy during fiscal year 2007 and the first half of fiscal year 2008, and he elected to receive such shares pursuant to the applicable non-employee director compensation policy from and after the 2011 annual meeting of the Company’s stockholders.  Therefore, pursuant to the applicable non-employee director compensation policy and on the respective dates set forth below, Mr. Utterberg received the number of shares of Common Stock set forth below as director compensation in lieu of cash compensation payable to non-employee directors of the Company.

Date of Issuance	Number of Shares of Common Stock Issued on the Date of Issuance	Closing Price of Common Stock on the Last Trading Day of the Applicable Quarter
March 30, 2007	581	$13.32
June 29, 2007	367	$12.93
September 28, 2007	500	$14.49
December 31, 2007	543	$15.17
March 31, 2008	2,604	$4.32
June 30, 2008	2,343	$3.84
June 30, 2011	156	$20.82
September 30, 2011	347	$20.86
December 30, 2011	464	$17.78
March 30, 2012	324	$19.27
June 29, 2012	667	$16.76
September 28, 2012	757	$13.21

Item 4.  Purpose of Transaction

The disclosures under the headings “Director Compensation Policy” and “Rule 10b5-1 Plan” in Item 4 of the Schedule 13D are hereby amended and restated in their entirety as follows:

Director Compensation Policy

Under the prior non-employee director compensation policy (the “Prior Director Compensation Policy”), which remained in effect through fiscal year 2011, the Company’s non-employee directors received:

•	a $15,000 annual retainer for their service as directors, to be paid quarterly in advanced;

•
$2,500 for each board meeting attended by the director in person, $1,000 for each board meeting attended by telephone and $1,000 for each committee meeting attended where the committee meeting is scheduled on a date other than a board meeting;

•	if he or she is a member of the Company’s Audit Committee, an additional annual retainer of $6,000 (or $10,000 for the Audit Committee Chairperson), paid quarterly in advance;

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•	if he or she is a member of any committee other than the Company’s Audit Committee, an additional annual retainer of $4,000 for each other committee, paid quarterly in advance;

•	expense reimbursement for attending board of directors and committee meetings; and

•
on the date of the Company’s annual meeting of stockholders at which such non-employee director is elected, a fully vested stock option to purchase 14,000 shares of Common Stock with an exercise price equal to the then fair market value of the Common Stock, as determined by the closing price of Common Stock on the date of the grant. For a director elected or otherwise appointed to the Company’s board of directors on a date other than the date of an annual meeting of stockholders, such director will receive a fully vested stock option to purchase 14,000 shares of Common Stock pro-rated for the period between the date he or she is first elected to the Company’s board of directors and the date of the next annual meeting of stockholders.

In addition, under the Prior Director Compensation Policy, no director shall receive more than $50,000 in any calendar year for board fees, without the prior approval of the Compensation Committee of the Company’s board of directors.

In early 2012, the Company’s Compensation Committee engaged in a review of the Prior Director Compensation Policy. Following such review, the Company’s Compensation Committee recommended and the board of directors determined it was appropriate to update and revise the Prior Director Compensation Policy. Under the new non-employee director compensation policy (the “Current Director Compensation Policy”), each member of the board of directors will receive an annual retainer of $40,000 and an annual award of options with a grant date fair value of $126,000. Non-employee directors will also be entitled to receive the following additional annual retainers, provided that committee chairs will only receive the retainers for service as committee chairs and will not also receive the retainers payable to members serving on those committees:

Additional Annual Retainers for Board Service
Board Chair	Audit Committee Chair	Compensation Committee Chair	Nominating and Corporate Governance Committee Chair	Audit Committee Member	Compensation Committee Member	Nominating and Corporate Governance Committee Member
$35,000	$20,000	$10,000	$7,000	$10,000	$5,000	$5,000

To the extent that the board of directors creates ad-hoc committees in addition to the standing committees identified above, directors will also be entitled to receive $500 per each meeting of those committees.

The Prior Director Compensation Policy and the Current Director Compensation Policy further provide that non-employee directors may elect to receive shares of Common Stock in lieu of the applicable cash compensation described above.  A director must make his election to receive equity in lieu of cash compensation on the date of the annual meeting of stockholders at which such director is elected.  A director’s election to receive equity in lieu of cash compensation will apply to all compensation to be paid after the date of election and will remain in effect until the next annual meeting of stockholders.  If a non-employee director elects to receive equity in lieu of cash, the Company will issue the director shares of Common Stock on the last business day of each calendar quarter in an amount equal to the quotient of the total cash consideration due as of the last business day of each calendar quarter and the closing price of Common Stock on the last trading day of that quarter.

Mr. Utterberg is a non-employee member of the board of directors of the Company, and he elected to receive shares of Common Stock in lieu of cash compensation for his service on the Company’s board of directors during fiscal year 2007 and the first half of fiscal year 2008. He also elected to receive such shares from and after the 2011 annual meeting of the Company’s stockholders.

Rule 10b5-1 Plan

On December 14, 2010, Mr. Utterberg entered into a Rule 10b5-1 Plan for the Sale of NxStage Medical Inc. Common Stock for the purpose of establishing a trading plan to effect sales of shares of Common Stock in compliance with applicable law, including without limitation Rule 10b5-1 under the Exchange Act, which trading plan was amended on March 11, 2011, June 12, 2012 and August 15, 2012 (as so amended, the “Trading Plan”).  The Trading Plan provides for the periodic sale of up to a portion of the shares of Common Stock beneficially owned by Mr. Utterberg during the period from February 22, 2011 to June 30, 2013, unless the Trading Plan is earlier terminated in accordance with its terms.  Mr. Utterberg may sell shares of Common Stock other than pursuant to the Trading Plan.

The preceding description of the provisions of the Investor Rights Agreement is a summary only and is qualified in its entirety by reference to the summary and description thereof contained in the Company’s Registration Statements on Form S-1 (Registration Nos. 333-126711 and 333-134187) filed with the SEC on July 19, 2005 and May 16, 2006, respectively, and the copy of the Investor Rights Agreement filed as an exhibit to this Statement and incorporated herein by this reference.  The preceding description of the provisions of the Stock Purchase Agreement, the Consulting Agreement, the Escrow Agreement, the Prior Director Compensation Policy and the Current Director Compensation Policy is a summary only and is qualified in its entirety by reference to the summaries and descriptions thereof contained in the Company’s Proxy Statement dated September 11, 2007 on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2007, the Company’s Current Report on Form 8-K filed with the SEC on October 4, 2007, the Company’s Annual Meeting Proxy Statement dated April 24, 2012 on Schedule 14A filed with the SEC on April 24, 2012 and the copies of the Stock Purchase Agreement, the Consulting Agreement, the Escrow Agreement and the Prior Director Compensation Policy filed as exhibits to this Statement and incorporated herein by this reference.

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Mr. Utterberg acquired the securities of the Company described in this Statement for investment purposes.  Mr. Utterberg reserves the right to purchase or otherwise acquire additional shares of Common Stock and other securities of the Company, including, without limitation, pursuant to his indemnification rights under the Stock Purchase Agreement and the Consulting Agreement and pursuant to the Current Director Compensation Policy, either separately or together with other persons, to sell all or some of the shares of Common Stock and other securities of the Company beneficially owned by him, including, without limitation, pursuant to an exercise of his registration rights under the Investor Rights Agreement or the Stock Purchase Agreement and pursuant to the Trading Plan, or to otherwise trade in the shares of Common Stock and other securities of the Company, in open market or private transactions.

Except as described above, Mr. Utterberg does not have any current plans or proposals which relate to or would result in:

(a)           the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)           an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)           a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)           any change in the board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           any material change in the present capitalization or dividend policy of the Company;

(f)           any other material change in the Company’s business or corporate structure;

(g)           changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)           causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)           any action similar to those numerated in clauses (a)-(i) above.

Item 5.  Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)           Mr. Utterberg may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 4,510,685 shares of Common Stock (which includes 71,272 shares of Common Stock issuable upon exercise by Mr. Utterberg of the Options), which constitute approximately 7.6% of the issued and outstanding shares of Common Stock.*

*The number of shares of Common Stock beneficially owned by, and the percentage of outstanding shares of Common Stock represented thereby for, Mr. Utterberg have been computed in accordance with Rule 13d-3 under the Exchange Act.  The percentage of ownership described above is based on an aggregate of 59,159,596 shares of Common Stock, which consists of (i) 59,088,324 shares of Common Stock issued and outstanding as of November 1, 2012, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2012 and (ii) 71,272 shares of Common Stock issuable upon exercise of the Options.

(b)           Mr. Utterberg has the sole power to dispose of or direct the disposition of, and the sole power to vote or direct the vote of, 4,510,685 shares of Common Stock, when, as and if Mr. Utterberg exercises all the Options.

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(c)           The following table sets forth all transactions with respect to the Common Stock effected by Mr. Utterberg during the past sixty (60) days.  Unless otherwise indicated, all such transactions were sales of Common Stock pursuant to the Trading Plan.

Date of Transaction	No. of Shares	Price per Share (dollars)		Transaction Type
September 28, 2012	757	$0.0000		Acquisition(1)
October 16, 2012	11,857	$12.3685	(2)	Sale
October 17, 2012	20,655	$12.2611	(3)	Sale
October 18, 2012	19,220	$12.2483	(4)	Sale
October 19, 2012	21,383	$11.9391	(5)	Sale
October 22, 2012	28,584	$11.5301	(6)	Sale
October 23, 2012	40,621	$11.272	(7)	Sale
October 24, 2012	36,545	$11.2035	(8)	Sale
October 25, 2012	25,146	$11.3922	(9)	Sale
October 26, 2012	10,827	$11.2211	(10)	Sale
October 31, 2012	6,293	$11.0865	(11)	Sale
November 1, 2012	14,313	$11.1304	(12)	Sale
November 2, 2012	14,124	$11.1493	(13)	Sale
November 5, 2012	4,960	$11.0886	(14)	Sale
November 6, 2012	2,276	$11.0259	(15)	Sale
November 8, 2012	81,738	$11.7048	(16)	Sale
November 8, 2012	1,500	$12.022	(17)	Sale
November 9, 2012	30,528	$11.1342	(18)	Sale
November 12, 2012	30,481	$11.4756	(19)	Sale
November 13, 2012	39,957	$11.7422	(20)	Sale
November 14, 2012	25,668	$11.3971	(21)	Sale
November 15, 2012	9,861	$11.0437	(22)	Sale
November 16, 2012	1,400	$11.0014	(23)	Sale

(1)	These shares of Common Stock were issued to Mr. Utterberg in lieu of cash compensation payable pursuant to the Current Director Compensation Policy.
(2)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $12.31 to $12.50. Mr. Utterberg undertakes to provide upon request by the staff of the SEC full information regarding the number of shares of Common Stock sold at each separate price within the ranges set forth in footnotes (2) through (15) to this table.
(3)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $12.18 to $12.47.
(4)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $12.13 to $12.32.
(5)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.77 to $12.22.
(6)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.39 to $11.82.
(7)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.12 to $11.49.
(8)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.07 to $11.42.
(9)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.22 to $11.53.
(10)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.08 to $11.59.
(11)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.00 to $11.20.
(12)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.00 to $11.22.
(13)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.00 to $11.33.
(14)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.00 to $11.24.
(15)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.00 to $11.09.
(16)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.01 to $12.00.
(17)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $12.01 to $12.04.
(18)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.00 to $11.61.
(19)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.00 to $11.63.
(20)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.12 to $11.91.
(21)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.24 to $11.73.
(22)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.00 to $11.13.
(23)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.00 to $11.01.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2012

/s/ David S. Utterberg
David S. Utterberg

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